+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

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1.  Name and Address of Reporting Person*

         Mack                       William                          L.
--------------------------------------------------------------------------------


C/O Mack-Cali Realty Corporation
11 Commerce Drive
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                                   (Street)

    Cranford,                   New Jersey                          07016
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol Mack-Cali Realty Corporation (CLI)
                                             -----------------------------------

3.  IRS or Identification Number of Reporting Person if an entity
    (Voluntary)
                --------------

4.  Statement for Month/Year                  07/98
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)


    [X] Director    [ ] Officer             [ ] 10% Owner    [ ] Other
                        (give title below)                       (specify below)


    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

     X
    ____ Form filed by One Reporting Person
    ____ Form filed by More than One Reporting Person

TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If this form is filed by more than one reporting person, see Instruction 4(b)(v).

  TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
Units of Limited Partnership                            4/26/98(1)(2)      J(1)(2)                    (1)(2)
Interest (1)(2)
-----------------------------------------------------------------------------------------------------------------------------
Units of Limited                                        7/22/98            J(3)                       14,201
Partnership Interest (3)
-----------------------------------------------------------------------------------------------------------------------------
Units of Limited Partnership
Interest (1)
-----------------------------------------------------------------------------------------------------------------------------
Units of Limited Partnership
Interest (1)
-----------------------------------------------------------------------------------------------------------------------------
Units of Limited                                        2/1/98             J(1)                         135
Partnership Interest (1)
-----------------------------------------------------------------------------------------------------------------------------
Units of Limited                                        6/9/98             J(1)                         240
Partnership Interest (1)
-----------------------------------------------------------------------------------------------------------------------------
Units of Limited                                        7/22/98            J(3)                       2,868
Partnership Interest (3)
-----------------------------------------------------------------------------------------------------------------------------
Units of Limited                                        2/1/98             J(1)                         135
Partnership Interest (1)
-----------------------------------------------------------------------------------------------------------------------------
Units of Limited                                        6/9/98             J(1)                         240
Partnership Interest (1)
-----------------------------------------------------------------------------------------------------------------------------
Units of Limited                                        7/22/98            J(3)                       2,868
Partnership Interest (3)
-----------------------------------------------------------------------------------------------------------------------------
Series B Preferred Units                                6/9/98(5)          J(5)                          (5)
of Limited Partnership Interest (5)
-----------------------------------------------------------------------------------------------------------------------------
Series B Preferred Units
of Limited Partnership Interest (5)
-----------------------------------------------------------------------------------------------------------------------------
Series B Preferred Units
of Limited Partnership Interest (5)
-----------------------------------------------------------------------------------------------------------------------------
Series B Preferred Units                                2/1/98             J                             20
of Limited Partnership Interest (5)
-----------------------------------------------------------------------------------------------------------------------------
Series B Preferred Units                                6/9/98             J                            173
of Limited Partnership Interest (5)
-----------------------------------------------------------------------------------------------------------------------------
Series B Preferred Units                                2/1/98             J                             20
of Limited Partnership Interest (5)
-----------------------------------------------------------------------------------------------------------------------------
Series B Preferred Units                                6/9/98             J                            173
of Limited Partnership Interest (5)
-----------------------------------------------------------------------------------------------------------------------------

 TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
   (e.g., puts, calls, warrants, options, convertible securities)--CONTINUED

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Secu-         ficial
                                                                                (Instr.     ficially         rity:         Owner-
                               --------------------------------------------     5)          Owned            Direct        ship
                               Date     Expira-              Amount or                      at End           (D) or        (Instr.
                               Exer-    tion         Title   Number of                      of               Indi-         4)
                               cisable  Date                 Shares                         Month            rect (1)
                                                                                            (Instr. 4)       (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                               (1)                  Common   (1)                                   (1)         D
                                                    Stock
------------------------------------------------------------------------------------------------------------------------------------
                               (3)                  Common   14,201                         860,721(2)         D
                                                    Stock
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                                                                                             39,494            I       William Mack,
                                                                                                                       Charitable
                                                                                                                       Trust A
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                                                                                             23,875            I       William Mack,
                                                                                                                       4/30/92
                                                                                                                       Trust
------------------------------------------------------------------------------------------------------------------------------------
                               (1)                  Common      135                                            I       Trust
                                                    Stock                                                              fbo
                                                                                                                       R.Mack(4)
------------------------------------------------------------------------------------------------------------------------------------
                               (1)                  Common      240                                            I       Trust
                                                    Stock                                                              fbo
                                                                                                                       R.Mack(4)
------------------------------------------------------------------------------------------------------------------------------------
                               (3)                  Common    2,868                           3,243            I       Trust
                                                    Stock                                                              fbo
                                                                                                                       R.Mack(4)
------------------------------------------------------------------------------------------------------------------------------------
                               (1)                  Common      135                                            I       Trust
                                                    Stock                                                              fbo
                                                                                                                       S.Mack(4)
------------------------------------------------------------------------------------------------------------------------------------
                               (1)                  Common      240                                            I       Trust
                                                    Stock                                                              fbo
                                                                                                                       S.Mack(4)
------------------------------------------------------------------------------------------------------------------------------------
                               (3)                  Common    2,868                           3,243            I       Trust
                                                    Stock                                                              fbo
                                                                                                                       S.Mack(4)
------------------------------------------------------------------------------------------------------------------------------------
                               (5)                  Common     (5)                           46,695(5)         D
                                                    Stock
------------------------------------------------------------------------------------------------------------------------------------
                                                                                              2,534(5)         I       William Mack
                                                                                                                       Charitable
                                                                                                                       Trust A
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                                                                                              1,492(5)         I       William Mack,
                                                                                                                       4/30/92
                                                                                                                       Trust
------------------------------------------------------------------------------------------------------------------------------------
                               (6)                  Common      (6)                                            I       Trust
                                                    Stock                                                              fbo
                                                                                                                       R.Mack(4)
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                               (7)                  Common      (7)                             193            I       Trust
                                                    Stock                                                              fbo
                                                                                                                       R.Mack(4)
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                               (6)                  Common      (6)                                            I       Trust
                                                    Stock                                                              fbo
                                                                                                                       S.Mack(4)
------------------------------------------------------------------------------------------------------------------------------------
                               (7)                  Common      (7)                             193            I       Trust
                                                    Stock                                                              fbo
                                                                                                                       S.Mack(4)
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

Explanation of Responses:

(1) The Units of Limited Partnership Interest ("Units") represent interests in Mack-Cali Realty, L.P., a Delaware limited partnership, through which Mack-Cali Realty Corporation conducts its real estate activities. Beginning on December 11, 1998, the Units are redeemable for cash, based upon the fair market value of an equivalent number of shares of Common Stock at the time of such redemption, or, at the election of the Company, shares of Common Stock on a one-for-one basis.

(2) Prior to April 26, 1998, 252,995 of the reporting person's 846,520 Units beneficially owned at that time were contingent and convertible, in whole or in part, into ordinary Units upon the satisfaction by December 11, 1999 of certain conditions relating to certain properties owned by Mack-Cali Reality Corporation. Until such conversion, the contingent Units shall not be entitled to any rights associated with the ordinary Units. As of April 26, 1998, the conditions had been satisfied for the conversion of 36,780 of the reporting person's contingent Units into ordinary Units. As of June 9, 1998, such conditions had been satisfied for the conversion of an additional 1,390 contingent Units into ordinary Units, and, accordingly, 214,825 of the reporting persons Units remained contingent.

(3) The 14,201 Units were acquired in connection with a property acquisition. Beginning on July 22, 1999, the Units are redeemable for cash, based upon the fair market value of an equivalent number of shares of Common Stock at the time of such redemption, or, at the election of the Company, shares of Common Stock on a one-for-one basis.

(4) These securities are held in a trust, of which the reporting person's wife is the trustee, for the benefit of the reporting person's adult son who does not share a household with the reporting person. The securities were acquired by the trust upon the satisfaction of certain conditions relating to certain properties owned by Mack-Cali Realty Corporation. The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

(5) The Series B Preferred Units of Limited Partnership Interest (the "Series B Preferred Units") are immediately convertible into Units. Prior to June 9, 1998, 1,706 of the reporting person's 53,801 Series B Preferred Units were contingent and convertible, in whole or in part, into ordinary Series B Preferred Units upon the satisfaction by December 11, 1999 of certain conditions relating to certain properties owned by Mack-Cali Realty Corporation. Until such conversion, the contingent Series B Preferred Units shall not be entitled to any rights associated with the ordinary Series B Preferred Units. As of June 9, 1998, the conditions had been satisfied for the conversion of 1,497 of the reporting person's contingent Series B Preferred Units into ordinary Series B Preferred Units and, accordingly, 209 of the reporting person's Series B Preferred Units remained contingent. Currently, the reporting person's 53,592 ordinary Series B Preferred Units are convertible into 1,546,665 Units, the 2,534 Series B Preferred Units held by the Charitable Trust are convertible into 73,131 Units and the 1,492 Series B Preferred Units held by the 4/30/92 Trust are convertible into 43,059 Units. Any Units received upon conversion of Series B Preferred Units shall be redeemable into an equal number of Shares of Common Stock beginning on December 11, 2000.

(6) Currently, the 20 Series B Preferred Units are convertible into 577 Units. Any Units received upon conversion of Series B Preferred Units shall be redeemable into an equal number of Shares of Common Stock beginning on December 11, 2000.

(7) Currently, the 173 Series B Preferred Units are convertible into 4,993 Units. Any Units received upon conversion of Series B Preferred Units shall be redeemable into an equal number of Shares of Common Stock beginning on December 11, 2000.


                                 /s/ William L. Mack               8/10/98
                                 -------------------------------   -------------
                                 **Signature of Reporting Person        Date

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.